

## Artem L. · 3rd

 Card Blanch

COO at Alty and Card Blanch

San Jose, California, United States · **Contact info**

177 connections

## Experience


**Chief Operating Officer**
Card Blanch · Full-time
Apr 2021 – Present · 6 mos


**Alty**
4 yrs

**Chief Operating Officer at Alty**
Full-time
Nov 2020 – Present · 11 mos
San Jose, California, United States

**Project Manager / Delivery Manager**
Oct 2017 – Nov 2020 · 3 yrs 2 mos
San Jose, California, United States


**Project Manager**
ARCHIVIZER
Mar 2017 – Oct 2017 · 8 mos


**Project Manager**
Remak a.s.
Jul 2012 – Mar 2017 · 4 yrs 9 mos

## Education


**Ukrainian State University of Finance and International Trade**
Master of Science (M.S.), International Economics
2007 – 2012

## Licenses & certifications


**Professional Scrum Master I**
Scrum.org
Issued May 2019 · No Expiration Date
Credential ID https://www.scrum.org/user/486461

**See credential**